Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-279369

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED MAY 13, 2024

New Issue	May 14, 2024

NEW GOLD INC.

US$150,156,000
87,300,000 Common Shares

This prospectus supplement (“Prospectus Supplement”), together with the short form base shelf prospectus to which it relates dated May 13, 2024 (as amended or supplemented, the “Shelf Prospectus”, and as supplemented by this Prospectus Supplement, the “Prospectus”), qualifies the distribution to the public (the “Offering”) of 87,300,000 common shares (the “Offered Shares”) of New Gold Inc. (“New Gold” or the “Company”) at a price of US$1.72 (the “Offering Price”) per Offered Share (the “Offering”). On May 13, 2024, New Gold entered into the Partial Royalty Repurchase and Amending Agreement (as defined herein) with an affiliate of Ontario Teachers’ Pension Plan Board (“Ontario Teachers’”), whereby the parties will, among other things, amend the Original Royalty Agreement (as defined herein) to increase the Company’s effective free cash flow interest in the New Afton mine. New Gold expects to use the net proceeds of the Offering, together with cash on hand and borrowings under the Senior Credit Facility (as defined herein), to pay the amount payable under the Partial Royalty Repurchase and Amending Agreement. See “Use of Proceeds”.

The outstanding common shares of New Gold (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) and on the NYSE American LLC (the “NYSE American”) under the symbol “NGD”. On May 10, 2024, the last trading day on the TSX and NYSE American prior to the date of this Prospectus Supplement, the closing prices of the Common Shares on the TSX and NYSE American were C$2.67 and US$1.95, respectively.

Price: US$1.72 per Common Share

	Price to the Public		Underwriting Commission(1)		Net Proceeds to the Company(2)
Per Offered Share	US$	1.72	US$	0.0688	US$	1.6512
Total (3) (4)	US$	150,156,000	US$	6,006,240	US$	144,149,760

Notes:

(1)	Pursuant to the Underwriting Agreement (as defined herein), the Company has agreed to pay the Underwriters (as defined herein), on the Closing Date (as defined herein), a cash commission (the “Underwriting Commission”) equal to 4.0% of the aggregate gross proceeds of the Offering (or US$0.0688 per Offered Share), including any proceeds realized from the sale of any Over-Allotment Shares (as defined herein). See “Plan of Distribution (Conflicts of Interest)”.
(2)	After deducting the Underwriting Commission, but before deducting the expenses of the Offering, estimated to be US$600,000 (exclusive of taxes and disbursements), which will be paid from the gross proceeds of the Offering. See “Use of Proceeds”.
(3)	The Company has granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 13,095,000 Common Shares (the “Over-Allotment Shares”) at the Offering Price per Over-Allotment Share, exercisable from time to time, in whole or in part, upon written notice to the Company by the Lead Underwriter (as defined herein), on behalf of the Underwriters, for a period of 30 days following the Closing Date (as defined herein), to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the “Price to the Public”, “Underwriting Commission” and “Net Proceeds to the Company” will be US$172,679,400, US$6,907,176 and US$165,772,224, respectively. The Prospectus also qualifies the grant of the Over-Allotment Option and the distribution to the public of the Over-Allotment Shares upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allotment position acquires those Common Shares under the Prospectus, regardless of whether the Underwriters’ over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context otherwise requires, references herein to the “Offering” and the “Offered Shares” include the Over-Allotment Shares. See “Plan of Distribution (Conflicts of Interest)”.

(4)	Assuming no exercise of the Over-Allotment Option.

The Offering is being made concurrently in Canada (other than in Quebec) under the terms of the Prospectus and in the United States under the terms of the Company’s registration statement (the “Registration Statement”) on Form F-10 (File No. 333-279369), filed with the United States Securities and Exchange Commission (the “SEC”) on May 13, 2024, of which the Prospectus forms a part. The Company is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare the Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

The Offering is being made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated May 14, 2024, among the Company, CIBC World Markets Inc. (the “Lead Underwriter”), BMO Nesbitt Burns Inc. (“BMO”), RBC Dominion Securities Inc. (“RBC”), Scotia Capital Inc. (“Scotia”), National Bank Financial Inc. (“NBF”), TD Securities Inc. (“TD”), Merrill Lynch Canada Inc. (“Merrill Lynch”), Canaccord Genuity Corp., Laurentian Bank Securities Inc. and Raymond James Ltd. (collectively with the Lead Underwriter, the “Underwriters”). The terms of the Offering, including the Offering Price, were determined by negotiation between the Company and the Lead Underwriter, on its own behalf and on behalf of the other Underwriters. See “Plan of Distribution (Conflicts of Interest)”.

The Company has applied to list the Offered Shares on the TSX and the NYSE American. The listing of the Offered Shares on the TSX and NYSE American is subject to our fulfillment of all listing requirements of the TSX and NYSE American, respectively. Closing of the Offering is conditional upon the Offered Shares being conditionally approved for listing on the TSX and authorized for listing on the NYSE American.

The following table specifies the number of additional Over-Allotment Shares issuable under the Over-Allotment Option:

Underwriters’ Position	Maximum size or number of securities held	Exercise period	Exercise price
Over-Allotment Option	13,095,000 Over-Allotment Shares	Up to 30 days from the Closing Date	US$1.72 per Over-Allotment Share

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution (Conflicts of Interest)” and subject to approval of certain legal matters relating to the Offering on behalf of the Company by Davies Ward Phillips & Vineberg LLP, in Canada, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, in the United States, and on behalf of the Underwriters by Borden Ladner Gervais LLP, in Canada, and Skadden, Arps, Slate, Meagher & Flom LLP, in the United States.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about May 17, 2024, or on such other date as may be agreed upon by the Company and the Lead Underwriter (the “Closing Date”). Except in certain limited circumstances: (a) the Offered Shares will be registered and represented electronically through the non-certificated inventory of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee pursuant to the book-based system administered by CDS; (b) certificates evidencing the Offered Shares will not be issued to purchasers; and (c) purchasers will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant (a “Participant”) and from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution (Conflicts of Interest)”.

The Underwriters may decrease the price at which the Offered Shares are distributed from the Offering Price. See “Plan of Distribution (Conflicts of Interest)”. The Underwriters propose to offer the Offered Shares initially at the Offering Price specified above. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the subscription price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Company, but the aggregate compensation realized by the Underwriters in the Offering will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market in accordance with market stabilization rules. Such transactions, if commenced, may be discontinued by the Underwriters at any time. See “Plan of Distribution (Conflicts of Interest)”.

New Gold is a Canadian issuer and foreign private issuer under United States securities laws and is permitted under the MJDS to prepare the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. New Gold has prepared its financial statements, included or incorporated herein by reference, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, as a result, such financial statements may not be comparable to the financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding and disposition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their particular circumstances, as well as any provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

The ability of investors to enforce civil liabilities under United States federal securities laws may be affected adversely because New Gold exists under the laws of the Province of British Columbia, Canada, some of its directors and officers and most of the experts named in the Prospectus are resident outside the United States, and most of its assets and a significant portion of the assets of those officers, directors and experts are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE SEC NOR ANY UNITED STATES STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

An investment in the Offered Shares is speculative and involves a high degree of risk. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company. A prospective purchaser should therefore review the Prospectus and the documents incorporated or deemed to be incorporated by reference herein in their entirety. See “Risks Relating to the Offering and the Common Shares” in this Prospectus Supplement and in the accompanying Shelf Prospectus, “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2023, which is incorporated by reference in the Prospectus, and the risk factors in all other documents incorporated by reference in the Prospectus.

Prospective purchasers should rely only on the information contained in the Prospectus and the documents incorporated or deemed to be incorporated herein. Neither the Company nor the Underwriters have authorized anyone to provide information different from that contained in the Prospectus and the documents incorporated or deemed to be incorporated herein. See “About this Prospectus Supplement”.

Our head office is located at Brookfield Place, Suite 3320, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3 and our registered office is located at Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

Some of New Gold’s directors, being Nicholas Chirekos, Gillian Davidson, Thomas J. McCulley and Richard O’Brien, reside outside of Canada and each has appointed New Gold Inc., Brookfield Place, Suite 3320, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3 as agent for service of process. Investors are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process. See “Enforceability of Certain Civil Liabilities”.

Unless otherwise indicated, all dollar amounts and references to “US$” are to United States dollars and references to “$” and “C$” are to Canadian dollars.

New Gold may be considered a “connected issuer” (as defined in National Instrument 33-105 – Underwriting Conflicts (“NI 33-105”)) of the Lead Underwriter, BMO, RBC, Scotia, NBF, TD and Merrill Lynch. Affiliates of the Lead Underwriter and TD act as co-documentation agents and lenders under the Senior Credit Facility; an affiliate of Scotia acts as co-lead arranger, joint bookrunner, administrative agent and lender under the Senior Credit Facility; an affiliate of RBC acts as co-lead arranger and joint bookrunner, syndication agent and lender under the Senior Credit Facility; and affiliates of BMO, NBF and Merrill Lynch act as lenders under the Senior Credit Facility. In addition, the Lead Underwriter or its affiliate is acting as the financial advisor to New Gold in connection with the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement and will receive a fee in connection therewith. See “Use of Proceeds” and “Plan of Distribution (Conflicts of Interest)”.

TABLE OF CONTENTS

Prospectus Supplement

Shelf Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds, updates, or changes certain information contained in the Shelf Prospectus, and the documents incorporated by reference herein and therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. Before investing in any Offered Shares, you should read both this Prospectus Supplement together with the Shelf Prospectus, together with additional information in the documents described herein and therein under “Documents Incorporated by Reference”.

This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering. Purchasers should rely only on information contained in or incorporated by reference in this Prospectus Supplement or the Shelf Prospectus. New Gold has not authorized anyone to provide investors with different or additional information. New Gold is not making an offer of Common Shares in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Shelf Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement, the Shelf Prospectus or the date of the documents incorporated by reference herein and therein, as applicable. If any information varies between this Prospectus Supplement and the Shelf Prospectus (including the documents incorporated herein and therein), you should rely on the information in this Prospectus Supplement.

Unless New Gold has indicated otherwise, or the context otherwise requires, references in the Prospectus to “New Gold”, the “Company”, “we”, “us” and “our” refer to New Gold Inc. and, as applicable, its subsidiaries. References to our website in this Prospectus Supplement, the Shelf Prospectus or in any documents that are incorporated by reference herein and therein do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and we disclaim any such incorporation by reference.

U.S. REGISTRATION STATEMENT

The Offering is being made concurrently in Canada (other than in Quebec) pursuant to the Prospectus and in the United States pursuant to the Registration Statement filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), of which the Prospectus forms a part. The Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to New Gold and the Common Shares offered in the Prospectus, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in the Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR (as defined herein) at the SEC’s website: www.sec.gov. See “Documents Filed as Part of the Registration Statement”.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

The Prospectus, including the documents incorporated by reference herein, contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”). All statements in the Prospectus, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms.

In particular, the Prospectus, including the documents incorporated by reference herein, contains forward-looking statements including, among others, those discussed in more detail in the Shelf Prospectus under the heading “Cautionary Statement on Forward-Looking Information” and also include, without limitation, statements with respect to: the closing of the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement, the details thereof and the expected financing of the cash payment pursuant thereto; the availability and use of funds available pursuant to the Senior Credit Facility; the anticipated benefits of the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement to the Company’s business, financial condition, cash flows and results of operations, and to our shareholders being attained, including with respect to attributable free cash flow; anticipated costs of the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement; the Offering and the aggregate gross and net proceeds thereof; the timing and completion of the Offering; the exercise of the Over-Allotment Option; the use of the net proceeds of the Offering; the listing of the Offered Shares; and obtaining all required regulatory (including stock exchange) and other approvals in connection with the Offering.

All forward-looking statements in the Prospectus and the documents incorporated by reference herein are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in the Annual Information Form, Annual Management’s Discussion and Analysis and Interim Management’s Discussion and Analysis (as each such term is defined under the heading “Documents Incorporated by Reference”) and the Technical Reports (as defined in the Annual Information Form and which are not incorporated herein) filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Such material assumptions include those discussed in more detail in the Shelf Prospectus under the heading “Cautionary Statement on Forward-Looking Information” and also include, without limitation: the ability of New Gold to complete the Offering and the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement on a timely basis and in accordance with the terms of the Underwriting Agreement and the Partial Royalty Repurchase and Amending Agreement, respectively.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the risk factors set forth below that, while considered reasonable by New Gold as at the date of this Prospectus Supplement in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown risk factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include those detailed in the Shelf Prospectus under the heading “Cautionary Statement on Forward-Looking Information” and also include, without limitation: the Common Shares are subject to market volatility; future sales by existing shareholders could decrease the value of the Common Shares; the Company has no history of paying dividends and does not anticipate paying dividends on its Common Shares in the future; there may be an insufficiently liquid trading market for our Common Shares in the future, which could prevent shareholders from selling their Common Shares without a significant reduction in the price of their Common Shares, or at all; investors in the Offering may lose their entire investment; forward-looking statements may prove incorrect; the Offering is not conditional on the closing of the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement, and our management will have broad discretion over the reallocation of the proceeds of the Offering if such transaction does not close; the failure to realize anticipated benefits of the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement may materially adversely affect the Company’s business, operations, assets, financial performance and cash flows; increased indebtedness may have a negative effect on the Company results of operations and credit ratings and have important negative consequences for the Company’s shareholders; and the success of the Company is dependent on significant capital investments.

Many of these uncertainties and contingencies can affect New Gold’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, New Gold. Readers are cautioned that forward-looking statements are not guarantees of future performance. For additional information with respect to New Gold’s risk factors, reference should be made to the sections of this Prospectus Supplement and the Shelf Prospectus entitled “Risk Factors”, to the documents incorporated by reference herein and therein and to New Gold’s continuous disclosure materials filed from time to time with Canadian and United States securities regulatory authorities.

All forward-looking information in this Prospectus Supplement and in the documents incorporated by reference herein is qualified in its entirety by the above cautionary statements and New Gold disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

New Gold’s mineral reserves and mineral resources included in the Prospectus have been estimated as at December 31, 2023 in accordance with National Instrument 43 101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to United States companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC.

Accordingly, information contained in the Prospectus and the documents incorporated by reference will not be comparable to similar information made public by United States companies reporting pursuant to SEC disclosure requirements.

In addition, United States investors are cautioned not to assume that any part or all of New Gold’s mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, United States investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that New Gold reports in the Prospectus are or will be economically or legally mineable.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

New Gold is a company existing under the laws of the Province of British Columbia, Canada. Most of New Gold’s assets are located outside of the United States. In addition, some of New Gold’s directors and officers and most of the experts named in the Prospectus are resident outside the United States, and a significant portion of their respective assets are located outside of the United States. New Gold has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon New Gold’s civil liability and the civil liability of its directors and officers and experts under United States federal securities laws.

New Gold has filed with the SEC, concurrently with the Registration Statement on Form F-10, of which the Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, New Gold has appointed CT Corporation System, 28 Liberty Street, New York, NY 10005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against New Gold in a United States court arising out of or related to or concerning the Offering of the Common Shares under the registration statement.

Additionally, it might be difficult for shareholders to enforce judgments of the United States courts based solely upon civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States in a Canadian court against New Gold or any of its non-U.S. resident directors, officers or the experts named in the Prospectus or to bring an original action in a Canadian court to enforce liabilities based on the United States federal or state securities laws against such persons.

Some of New Gold’s directors, being Nicholas Chirekos, Gillian Davidson, Thomas J. McCulley and Richard O’Brien, reside outside of Canada and each has appointed New Gold Inc., Brookfield Place, Suite 3320, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3 as agent for service of process. Investors are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This Prospectus Supplement contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. References to “US$” are to United States dollars and references to “$” and “C$” are to Canadian dollars. The following table shows, for the periods and dates indicated, certain exchange rate information for one United States dollar expressed in Canadian dollars. Except as indicated below, the information is based on the average daily exchange rate as reported by the Bank of Canada. Such average daily exchange rate on May 10, 2024 was C$1.3665 =  US$1.00.

	Period End	Average	Low	High
	(C$ per US$)
Year ended December 31,
2023	1.3226	1.3497	1.3128	1.3875
2022	1.3544	1.3013	1.2451	1.3856

Three months ended March 31,
2024	1.3555	1.3488	1.3316	1.3593
2023	1.3533	1.3525	1.3312	1.3807

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar regulatory authorities in each of the provinces and territories in Canada (other than Quebec) and filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of New Gold at Brookfield Place, Suite 3320, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3, (416) 324-6000. These documents are also available through the Internet on SEDAR+, which can be accessed at www.sedarplus.ca, and EDGAR, which can be accessed at www.sec.gov.

New Gold’s disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (other than Quebec) and filed with or furnished to the SEC are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the accompanying Shelf Prospectus:

•	the annual information form dated February 21, 2024 (the “Annual Information Form”) for the financial year ended December 31, 2023;

•	the annual audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022, together with the reports of the independent registered public accounting firm thereon and the notes thereto (the “Annual Financial Statements”);

•	the management’s discussion and analysis for the year ended December 31, 2023 (the “Annual Management’s Discussion and Analysis”);

•	the management information circular dated March 28, 2024 prepared in connection with the annual general and special meeting of New Gold’s shareholders held on May 14, 2024;

•	the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2024, together with the notes thereto (the “Interim Financial Statements”); and

•	the management’s discussion and analysis for the three months ended March 31, 2024 (the “Interim Management’s Discussion and Analysis”).

Any document of the type referred to above, including any material change report (other than any confidential material change report), any business acquisition report, and any “template version” of “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) subsequently filed by New Gold with such securities commissions or regulatory authorities in Canada (other than Quebec) after the date of this Prospectus Supplement, and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, any document or information incorporated by reference in this Prospectus Supplement filed by New Gold with, or furnished by New Gold to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part. The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to New Gold and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein. New Gold’s current reports on Form 6-K and annual reports on Form 40-F are available on the SEC’s EDGAR website at www.sec.gov.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated herein and therein by reference, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Shelf Prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

In addition to New Gold’s continuous disclosure obligations under the securities laws of the provinces and territories of Canada, New Gold is subject to the informational requirements of the Exchange Act and in accordance therewith files and furnishes reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different in certain respects from those of the United States. As a foreign private issuer, New Gold is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and New Gold’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Copies of the documents that New Gold files with or furnishes to the SEC are electronically available from the SEC’s Electronic Document Gathering and Retrieval system (“EDGAR”) website, and may be accessed at www.sec.gov.

PRESENTATION OF FINANCIAL INFORMATION

New Gold presents its consolidated financial statements in United States dollars and its consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. Unless otherwise indicated, financial information included or incorporated by reference in the Prospectus has been prepared in accordance with IFRS as issued by IASB. As a result, certain financial information included or incorporated by reference in the Prospectus may not be comparable to financial information prepared by companies in the United States. Certain calculations included in tables and other figures in this Prospectus Supplement have been rounded for clarity of presentation.

RISK FACTORS

Risk factors relating to the Company’s business are discussed in the Annual Information Form and certain other documents incorporated by reference or deemed to be incorporated by reference in the Prospectus, which risk factors are incorporated by reference in the Prospectus.

An investment in the Common Shares offered hereby involves a high degree of risk and should be regarded as speculative due to the nature of the Company’s business. Prospective purchasers should carefully consider, in light of their own financial circumstances, the risk factors set out below which relate to the Company and an investment in its securities, as well as the other information contained in the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and in all subsequently filed documents incorporated by reference herein, before making an investment decision.

The risks set out below are not the only risks that New Gold faces. The risk factors discussed or incorporated by reference herein, as well as risks currently unknown to New Gold or that New Gold currently deems to be immaterial, could materially adversely affect our future business, operations, financial condition and prospects and could cause any of the foregoing to differ materially from the estimates described in forward-looking information or statements relating to the Company, or its business, property or financial results, any of which could cause purchasers of our Common Shares to lose part or all of their investment.

Risks Relating to the Offering and the Common Shares

The Common Shares are subject to market volatility.

The market price of the Common Shares fluctuates significantly. The market price of the Common Shares may fluctuate based on a number of factors, including but not limited to:

•	the Company’s operating performance and the performance of competitors and other similar companies;
•	the market’s reaction to the issuance of securities or to other financing plans of the Company;
•	changes in general economic conditions;
•	the number of the Common Shares outstanding;
•	the price of gold, silver, copper and other commodities;
•	the arrival or departure of key personnel; and
•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Company’s success and not within the Company’s control, including developments that affect the industry as a whole, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced significant levels of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As a result of these and other factors, the Company’s share price may be volatile in the future.

Future sales by existing shareholders could decrease the value of the Common Shares.

Future sales of Common Shares by shareholders of the Company could decrease the value of the Common Shares. We cannot predict the volume of future sales by shareholders of the Company, or the effect, if any, that such sales will have on the market price of the Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect the prevailing market price of the Common Shares.

The Company has no history of paying dividends and does not anticipate paying dividends on its Common Shares in the future.

To date, New Gold has not paid dividends on its Common Shares. New Gold currently intends to retain future earnings, if any, for use in its business and does not, at this time, anticipate paying dividends on its Common Shares. Any determination to pay any future dividends will remain at the discretion of New Gold’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. Further, pursuant to debt instruments of New Gold in place from time to time, New Gold may, in certain circumstances, be required to obtain consent from lenders prior to declaring dividends. See “Dividends”.

There may be an insufficiently liquid trading market for our Common Shares in the future, which could prevent shareholders from selling their Common Shares without a significant reduction in the price of their Common Shares, or at all.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares in the public trading markets, and that the Company will continue to meet the listing requirements of the TSX or the NYSE American or achieve or maintain a listing on any other securities exchange or marketplace.

Investors in the Offering may lose their entire investment.

An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Forward-looking statements may prove incorrect.

The forward-looking statements relating to, among other things, the Company’s future results, performance, achievements, prospects or opportunities included or incorporated by reference in this Prospectus Supplement, are based on opinions, assumptions and estimates made by management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors that management believes are appropriate and reasonable in the circumstances. There can be no assurance that such estimates and assumptions will prove to be correct. The Company’s actual future results may vary significantly from historical and estimated results, and those variations may be material. There is no representation by the Company that actual results achieved by it in the future will be the same, in whole or in part, as those included or incorporated by reference in this Prospectus Supplement. See “Cautionary Statement on Forward-Looking Information”.

Risks Relating to the Partial Royalty Repurchase and Amending Agreement

The Offering is not conditional on the closing of the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement, and our management will have broad discretion over the reallocation of the proceeds of the Offering if such transaction does not close.

The Company currently intends to use the net proceeds of the Offering as specified under the heading “Use of Proceeds”. Specifically, the net proceeds of the Offering, in the approximate amount of US$143,500,000, together with cash on hand and borrowings under its Senior Credit Facility, in the approximate amount of US$111,500,000, will be used to pay the amount payable under the Partial Royalty Repurchase and Amending Agreement, being US$255,000,000. Any excess net proceeds, including from the exercise of the Over-Allotment Option, are anticipated to be used for general corporate purposes, which may include repayment of indebtedness.

The Offering is not conditional upon the closing of the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement. If the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement does not close, the Company may reallocate the net proceeds of the Offering for general corporate purposes, which may include repayment of indebtedness. In addition, circumstances and developments could arise where the Company’s capital resources may need to be allocated differently at the discretion of New Gold’s board of directors or management. In such circumstances, New Gold’s management will have broad discretion concerning the use of net proceeds of the Offering, as well as the timing of such expenditures. As a result, investors will be relying on the judgment of New Gold’s management as to the application of net proceeds of the Offering. The failure by the board of directors or management of the Company to apply the Company’s capital resources effectively could have a material adverse effect on the development of the Company’s projects and the Company’s business, financial condition, results of operations and cash flows.

The failure to realize anticipated benefits of the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement may materially adversely affect the Company’s business, operations, assets, financial performance and cash flows.

The Company believes that the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement will provide certain benefits to the Company and its shareholders. See “Recent Developments” and “Use of Proceeds”. However, these expected benefits may not be achieved, or may take longer than expected to realize, and other assumptions upon which the Company had determined the benefits of the transactions may prove to be incorrect or may not materialize. To the extent that the anticipated benefits of the transactions are not achieved, or take longer than expected to be achieved, the results of operations and the financial condition of the Company may suffer, which may materially adversely affect the Company’s business, operations, assets, financial performance and cash flows.

Increased indebtedness may have a negative effect on the Company results of operations and credit ratings and have important negative consequences for the Company’s shareholders.

The Company intends to incur additional indebtedness under its Senior Credit Facility to finance a portion of the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement. Any such borrowing will increase the Company’s consolidated indebtedness. Any such additional indebtedness will increase the Company’s interest expense and debt service obligations and may have a negative effect on the Company’s results of operations and credit ratings. Such increased indebtedness will also make the Company’s results more sensitive to increases in interest rates. The Company’s degree of leverage could have other important negative consequences for purchasers, including: (i) potentially having a negative effect on the Company’s issuer debt rating; (ii) potentially limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; (iii) potentially limiting the Company’s ability to declare dividends on the Common Shares; (iv) the possibility that the Company may be more vulnerable in a downturn in general economic conditions; and (v) the possibility that the Company may be unable to make capital expenditures that are important to its growth and strategies.

Risks Relating to the Company

The success of the Company is dependent on significant capital investments.

The Company has made, and expects to make in the future, substantial capital investments in its business and operations. Historically, the Company has financed capital investments primarily with the issuance of equity and debt securities and borrowings under various lending arrangements. The Company intends to finance its future capital investments primarily through future cash flows from operations, through borrowings under various lending arrangements, and access to global capital markets; however these sources may not be sufficient to fund the Company’s business objectives.

The Company may not have sufficient capital resources to undertake future capital investments in its business and operations. As such, the Company may require additional financing that cannot be satisfied from future cash flows from operations. There is a risk that if the economy and banking industry experience unexpected or prolonged deterioration, the Company’s access to additional financing may be affected. Because of global economic volatility, the Company may from time to time have restricted access to capital and increased borrowing costs. Failure to obtain such additional financing on a timely basis could cause the Company to miss certain acquisition opportunities and reduce or terminate all or certain of its operations.

If the Company’s revenues decrease as a result of lower sales, operating difficulties or otherwise, it will affect the Company’s ability to obtain the necessary capital to fund the Company’s business objectives. To the extent that external sources of capital become limited, unavailable, or available only on onerous terms, the Company’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected. Additionally, there can be no assurance that additional debt or equity financing will be available to meet these requirements on favourable terms or at all. Future equity financings may result in a change of control of the Company.

ABOUT NEW GOLD

New Gold is a Canadian-focused intermediate gold mining company engaged in the exploration, development and operation of mineral properties. New Gold currently has the following interests in mines: (i) a 100% interest in the Rainy River gold mine in Ontario, Canada, and (ii) a 100% interest in the New Afton copper-gold mine in British Columbia, Canada. New Gold also holds a 100% interest in the Cerro San Pedro gold-silver mine in San Luis Potosí, Mexico, which transitioned to the post-closure phase at the beginning of 2024. New Gold has been engaged in the acquisition, exploration and development of natural resource properties since 1980. New Gold’s current structure arose through two accretive business combinations in mid-2008 and mid-2009. New Gold is continually working to maximize shareholder value through diversified production, maintaining an attractive risk profile and enhancing growth potential in a safe and an environmentally and socially responsible manner. The Company also holds Canadian-focused investments.

New Gold’s corporate office is located at Brookfield Place, Suite 3320, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. New Gold’s registered office is located at 1600 – 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

RECENT DEVELOPMENTS

Original Royalty Agreement

On February 24, 2020, the Company entered into a strategic partnership agreement (the “2020 Purchase Agreement”) with a limited partnership controlled by Ontario Teachers’, pursuant to which, among other things, the Company and the Ontario Teachers’ affiliate entered into a free cash flow royalty agreement dated March 31, 2020 (the “Original Royalty Agreement” and, together with the 2020 Purchase Agreement, the “2020 Agreements”). Under the terms of the 2020 Agreements, the Ontario Teachers’ affiliate acquired a 46.0% free cash flow royalty interest in the New Afton mine with an option (the “Partnership Option”) to convert the interest into a 46.0% limited partnership interest in the period from and after March 31, 2024 and terminating on May 30, 2024 (such period, the “Partnership Option Exercise Period”). Pursuant to the terms of the Original Royalty Agreement, if the Partnership Option is not exercised during the Partnership Option Exercise Period, the free cash flow royalty rate will be reduced to 42.5%. Additionally, the 2020 Agreements set out certain governance rights and protections for the Ontario Teachers’ affiliate in relation to the operation of the New Afton mine, including establishment of an advisory committee to keep the Ontario Teachers’ affiliate advised of material operational matters and to provide the opportunity to make suggestions with respect to the operations of the New Afton mine. Under the arrangement, the Company retains operating control over the New Afton mine.

Partial Royalty Repurchase and Amending Agreement

On May 13, 2024, New Gold and the Ontario Teachers’ affiliate entered into a partial royalty repurchase and amending agreement (the “Partial Royalty Repurchase and Amending Agreement”), pursuant to which New Gold and the Ontario Teachers’ affiliate agreed to: (i) reduce the royalty rate payable by New Gold pursuant to the Original Royalty Agreement from 46.0% to 19.9% from and after May 31, 2024; (ii) terminate the option whereby the Ontario Teachers’ affiliate or, after May 30, 2024, a third party purchaser of the Ontario Teachers’ affiliate’s interest, could elect to form a partnership with respect to the New Afton mine; (iii) terminate New Gold’s option to repurchase and cancel the Original Royalty Agreement (which right would otherwise terminate on May 30, 2024); and (iv) make certain other related or consequential amendments to the Original Royalty Agreement and terminate the 2020 Purchase Agreement, all in consideration for a one-time cash payment by New Gold to the Ontario Teachers’ affiliate of US$255,000,000 (the “Partial Royalty Repurchase”).

The Partial Royalty Repurchase and Amending Agreement provides that, subject to satisfaction of the terms and conditions therein, the parties will enter into the amended and restated free cash flow royalty agreement (the “Amended and Restated Free Cash Flow Royalty Agreement”). The Partial Royalty Repurchase and Amending Agreement contains customary representations, warranties and closing conditions for a transaction of this nature, including a condition that the Offering is completed.

The Amended and Restated Free Cash Flow Royalty Agreement is on terms substantially similar to the terms of the Original Royalty Agreement, except as otherwise described below. In particular, the royalty rate payable will be reduced to 19.9% after May 31, 2024 and the option to convert the royalty to a formal partnership will be removed. The right of first offer in favour of New Gold on any proposed sale by the Ontario Teachers’ affiliate of its royalty interest will be replaced with a right of first refusal, whereby if the Ontario Teachers’ affiliate receives a bona fide, binding offer to acquire all, but not less than all, of its royalty interest, New Gold will have a right, exercisable within 60 days, to repurchase the royalty for cancellation at a price equal to 103.0% of the amount provided in the third party offer. Upon exercise of such right of first refusal, New Gold shall satisfy the purchase price in cash, provided that if the third party offer includes non-cash consideration, New Gold may elect to satisfy the purchase price in cash or non-cash consideration, including newly issued Common Shares of New Gold or non-cash consideration that is reasonably equivalent to that contained in the third party offer, at New Gold’s discretion.

New Gold will not be subject to any restrictions on transfer of the New Afton mine; provided that, if a change of control (as defined in the indenture for New Gold’s outstanding 7.5% senior notes dated as of June 24, 2020, the “Change of Control”) is announced on or prior to December 31, 2030 that is subsequently completed, the Ontario Teachers’ affiliate may elect, within 10 business days after announcement of the Change of Control, to sell its royalty interest to New Gold or its successor-in-interest for fair market value (as determined in accordance with the terms of the Amended and Restated Free Cash Flow Royalty Agreement) within 30 days following the closing of the Change of Control transaction (subject to extension if necessary to complete the fair market value determination). The purchase price may be payable in cash or listed securities of New Gold’s successor-in-interest, at its election, or a combination thereof, subject to a cap on the number of securities to be issued of 9.99% of the class of listed securities issued. If the Ontario Teachers’ affiliate declines to sell its royalty interest in connection with such Change of Control, the right will not apply to any subsequent Change of Control.

In addition, if a Change of Control is completed within 20 months following the completion of the Partial Royalty Repurchase, the Ontario Teachers’ affiliate will receive a one-time cash payment from New Gold or its successor-in-interest in the amount of US$20,000,000, payable within 30 days following the completion of the Change of Control.

In recognition of the fact that the royalty interest is reduced to 19.9%, certain governance rights provided under the 2020 Agreements will be reduced, including the elimination of a standing advisory committee.

Pursuant to the Amended and Restated Free Cash Flow Royalty Agreement, the 2020 Purchase Agreement will be terminated effective as of the closing of the Partial Royalty Repurchase, save for the indemnification provisions thereunder, which shall remain outstanding in accordance with their terms.

If completed, the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement is expected to provide benefits to the Company, including:

•	Realizing on a time-limited opportunity to reduce significant royalty obligations and consolidate the Company’s existing asset.
•	Delivering a meaningful increase in attributable life-of-mine cash flow while maintaining New Gold’s balance sheet strength and financial liquidity.
•	Creating a renewed focus on exploration activities at the New Afton mine, with the potential to add value by improving the production profile and extending mine life.
•	Doing so while minimizing the requirement for additional technical, operational, and social knowledge and expertise and without any additional corporate general and administrative expense.

CONSOLIDATED CAPITALIZATION

Other than in connection with the Offering and the completion of the proposed transaction contemplated by the Partial Royalty Repurchase and Amending Agreement, there have been no material changes in the share and loan capital of New Gold, on a consolidated basis, since March 31, 2024, the date of New Gold’s most recently filed financial statements.

The following table sets forth the cash and cash equivalents and consolidated capitalization of the Company as at March 31, 2024, as adjusted (i) to give effect to the Offering, and as further adjusted (ii) to give effect to the Offering and the completion of the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement. The financial information set out below should be read in conjunction with the Annual Financial Statements and the Interim Financial Statements. Other than as set forth below, there have been no material changes in the Company’s share and loan capital since March 31, 2024.

Description(1)	As at March 31, 2024 (US$mm, except share count)	As at March 31, 2024 after giving effect to the Offering (US$mm, except share count)	As at March 31, 2024 after giving effect to the Offering and the Partial Royalty Repurchase (US$mm, except share count)
Cash and cash equivalents(2)	156.7	300.2	145.2
Long-term debt(2)	396.2	396.2	496.2
Common Shares(3)	3,168.1 (689.8 million)	3,311.6 (777.1 million)	3,311.6 (777.1 million)
Contributed surplus	106.5	106.5	106.5
Other reserves	(149.4)	(149.4)	(149.4)
Deficit	(2,388.8)	(2,388.8)	(2,388.8)
Total equity	736.4	879.9	879.9
Total loan and share capital	1,132.6	1,276.1	1,376.1

Notes:

(1)	Based on prevailing metal prices and timely completion of the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement. Assumes no exercise of the Over-Allotment Option.
(2)	Assumes that the amount payable under the Partial Royalty Repurchase and Amending Agreement will be satisfied with US$11,500,000 of cash on hand and a draw under the Senior Credit Facility of US$100,000,000.
(3)	Does not include 251,274 Common Shares issued between April 1, 2024 and the date of this Prospectus Supplement upon the exercise of stock options.

USE OF PROCEEDS

The net proceeds to the Company from the Offering (assuming no exercise of the Over-Allotment Option) are estimated to be approximately US$143,549,760 after deducting the Underwriting Commission of US$6,006,240 and the estimated expenses of the Offering of US$600,000 (excluding taxes). If the Over-Allotment Option is exercised in full, the net proceeds to the Company are estimated to be approximately US$165,172,224 after deducting the Underwriting Commission of US$6,907,176 and the estimated expenses of the Offering of US$600,000 (excluding taxes).

The net proceeds of the Offering, together with cash on hand and borrowings under the Senior Credit Facility, are anticipated to be used to pay the amount payable under the Partial Royalty Repurchase and Amending Agreement, being US$255,000,000, and to the extent there are excess net proceeds, such proceeds are anticipated to be used for general corporate purposes, which may include repayment of indebtedness. See “Recent Developments”. Anticipated net borrowing under the Senior Credit Facility may decrease to the extent that the Over-Allotment Option is exercised. All expenses relating to the Offering and any compensation paid to Underwriters will be paid out of the proceeds of the Offering.

The Offering is not conditional upon completion of the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement. If the transaction does not close, the Company intends to reallocate the net proceeds of the Offering for other purposes in the discretion of management, including for general corporate purposes, which may include repayment of indebtedness. See “Risk Factors”.

The transaction remains subject to customary closing conditions in respect thereof. The Company anticipates the closing of the transaction will take place by the end of May, following completion of the Offering. If closing does not occur, the Company will not realize the anticipated benefits of the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement. See “Recent Developments” and “Risk Factors – Risks Relating to the Partial Royalty Repurchase and Amending Agreement”.

DIVIDENDS

To date, New Gold has not paid dividends on its Common Shares. New Gold currently intends to retain future earnings, if any, for use in its business and does not, at this time, anticipate paying dividends on its Common Shares. Any determination to pay any future dividends will remain at the discretion of New Gold’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. Further, pursuant to debt instruments of New Gold in place from time to time, New Gold may, in certain circumstances, be required to obtain consent from lenders prior to declaring dividends.

DESCRIPTION OF SECURITIES OFFERED

New Gold’s authorized share capital consists of an unlimited number of Common Shares. For a description of the terms and provisions of the Common Shares, see “Description of Securities Offered – Common Shares” in the Shelf Prospectus. As of May 10, 2024, New Gold had 690,079,951 Common Shares issued and outstanding.

PRIOR SALES

The following are the only issuances of Common Shares, or securities that are convertible or exchangeable into Common Shares, by the Company within the 12 months prior to the date of this Prospectus Supplement:

Date of Issuance	Type of Security	Issue Price (C$)	Number Issued
July 5, 2023 (1)	Common Shares	$1.38	181,159
July 13, 2023 (2)	Common Shares	$1.20	22,661
August 8, 2023(3)	Performance Share Units	$1.47	51,020
September 8, 2023(2)	Common Shares	$1.20	28,521
November 7, 2023 (2)	Common Shares	$1.17	88,965
November 8, 2023 (2)	Common Shares	$1.18	112,575
November 21, 2023 (2)	Common Shares	$1.19	68,140
November 23, 2023 (2)	Common Shares	$1.17	114,600
November 29, 2023 (2)	Common Shares	$1.17	50,257
December 1, 2023 (2)	Common Shares	$1.17	19,394
December 5, 2023 (2)	Common Shares	$1.20	360,313
December 14, 2023 (4)	Common Shares	$1.86	1,642,037
December 21, 2023 (2)	Common Shares	$1.17	3,700
December 27, 2023 (2)	Common Shares	$1.17	4,000
December 28, 2023 (2)	Common Shares	$1.17	34,493
January 12, 2024 (5)	Common Shares	$1.88	193,827
February 26, 2024	Performance Share Units	$1.54	3,223,093
March 6, 2024 (2)	Common Shares	$1.20	114,387
March 14, 2024 (2)	Common Shares	$2.06	76,487
March 18, 2024 (1)	Common Shares	$1.92	2,399,999
March 25, 2024 (2)	Common Shares	$2.18	37,999
April 9, 2024 (2)	Common Shares	$1.20	34,417
April 10, 2024 (2)	Common Shares	$2.09	216,857

Notes:

(1)	Common Shares issued pursuant to a First Nation agreement.
(2)	Common Shares issued pursuant to exercise of stock options. The issue price reflects the exercise price of the stock option and not the Company’s share price on the market on that date. As of the date of this Prospectus Supplement, the Company has 921,837 stock options outstanding.
(3)	As of the date of this Prospectus Supplement, the Company has 6,264,690 performance share units outstanding.
(4)	Common Shares issued pursuant to a flow-through share issuance.
(5)	Common Shares issued upon vesting of performance share units.

TRADING PRICES AND VOLUMES

The Common Shares are listed on the TSX and the NYSE American under the symbol “NGD”. The following tables set forth information relating to the trading and quotation of the Common Shares on the TSX and the NYSE American, for the months indicated.

	Toronto Stock Exchange			NYSE American
	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
May 1 to 12, 2024	2.75	2.45	10,794,640	2.01	1.79	2,770,492
April 2024	2.67	2.26	34,407,265	1.94	1.67	12,110,099
March 2024	2.37	1.68	30,260,104	1.76	1.24	18,024,649
February 2024	1.77	1.47	24,231,386	1.31	1.09	5,621,505
January 2024	1.95	1.50	24,372,640	1.46	1.17	3,406,359
December 2023	2.12	1.81	42,346,375	1.60	1.33	7,656,928
November 2023	2.00	1.55	22,209,747	1.47	1.12	3,465,227
October 2023	1.75	1.18	26,407,187	1.25	0.86	4,677,539
September 2023	1.47	1.21	11,705,674	1.08	0.89	3,999,926
August 2023	1.51	1.24	16,635,899	1.13	0.93	4,034,528
July 2023	1.75	1.35	17,196,007	1.32	1.01	3,618,793
June 2023	1.74	1.33	16,671,351	1.29	1.02	6,987,790
May 2023	1.99	1.54	28,681,082	1.48	1.14	5,504,823

PLAN OF DISTRIBUTION (Conflicts of Interest)

Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell the Offered Shares to the Underwriters and the Underwriters have severally (and not jointly and severally) agreed to purchase the Offered Shares at the Offering Price on the Closing Date, payable in cash to the Company against delivery of such Offered Shares, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement. The Underwriting Agreement provides that the Company will pay the Underwriters the Underwriting Commission of 4.0% of the gross proceeds of the Offering (or US$0.0688 per Offered Share) for an aggregate Underwriting Commission payable by the Company of US$6,006,240 (assuming no exercise of the Over-Allotment Option) in consideration for the services of the Underwriters in connection with the Offering. The terms of the Offering, including the Offering Price, were determined by negotiation between the Company and the Lead Underwriter, on its own behalf and on behalf of the other Underwriters.

The Company has granted to the Underwriters the Over-Allotment Option, exercisable from time to time, in whole or in part, upon written notice to the Company by the Lead Underwriter, on behalf of the Underwriters for a period of 30 days following the Closing Date, enabling the Underwriters to purchase up to an additional 13,095,000 Over-Allotment Shares at the Offering Price to cover over-allotments, if any. The Company will pay to the Underwriters a fee equal to 4.0% of the proceeds realized on the exercise of the Over-Allotment Option, or US$0.0688 per Over-Allotment Share. If the Over-Allotment Option is exercised in full, the total gross proceeds of the Offering, the Underwriting Commission and the net proceeds to the Company (before deducting expenses of the Offering) will be approximately US$172,679,400, US$6,907,176 and US$165,772,224, respectively. The Prospectus qualifies the distribution of the Offered Shares and the grant of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allotment position acquires those Common Shares under the Prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the basis of “material change out”, “disaster out”, “regulatory out”, and “breach out” termination provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events.

The Underwriters are, however, obligated to take-up and pay for all of the Offered Shares (not including the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option) if any Offered Shares are purchased under the Underwriting Agreement, subject to certain exceptions.

The Underwriters propose to offer the Offered Shares initially at the Offering Price specified on the cover page hereof. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Company or the fees payable by the Company to the Underwriters in connection with the Offering. The compensation realized by the Underwriters in the event of such reduction will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company.

The Offered Shares will be offered concurrently in the United States and the provinces and territories of Canada (other than in Quebec), through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates who are registered to offer the Offered Shares for sale in the United States and such provinces and territories of Canada, as applicable, and such other registered dealers as may be designated by the Underwriters, in accordance with the Underwriting Agreement. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

The Common Shares are currently listed on the TSX and the NYSE American under the symbol “NGD”. The Company has applied to list the Offered Shares (including the Over-Allotment Shares) on the TSX and the NYSE American. Listing is subject to the Company fulfilling all of the listing requirements of the TSX and NYSE American, respectively. Closing of the Offering is conditional on the Offered Shares being conditionally approved for listing on the TSX and authorized for listing on the NYSE American.

Pursuant to the terms of the Underwriting Agreement, the Company has agreed that it shall not issue, agree or publicly disclose the intention to issue, create, allot, authorize, offer, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any equity securities of the Company, any rights to purchase any equity securities of the Company, or other securities convertible into or exercisable or exchangeable for any equity securities of the Company or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of equity securities of the Company, for a period of 90 days following the Closing Date without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld, provided that, notwithstanding the foregoing, the Company may (i) effect the transaction contemplated hereby; (ii) grant options, share units or other securities pursuant to the Company’s outstanding stock option plan, share unit plan, deferred share unit plan or other equity compensation plans made in accordance with the terms of such plans, and issue Common Shares upon the exercise of such options or vesting of such securities; and (iii) issue securities pursuant to the Company’s existing agreements with First Nations.

Pursuant to the terms of the Underwriting Agreement, the Company has also agreed to cause each of its executive officers and directors to enter into lock-up agreements in form and substance satisfactory to the Lead Underwriter evidencing their agreement to not directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any Common Shares, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for, or that represent the right to receive, Common Shares, whether now owned or hereinafter acquired, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with such ownership (regardless of whether any such arrangement is to be settled by the delivery of securities of the Company, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing, for a period of 90 days following the Closing Date without the prior written consent of the Lead Underwriter, which consent will not be unreasonably withheld, subject to customary exceptions.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, including (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization relating to market stabilization and passive market making activities; (ii) a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities; or (iii) a bid or purchase to cover a short position entered into prior to the commencement of the prescribed restricted period. Consistent with these requirements, and in connection with the Offering, the Underwriters may over-allot and effect transactions which are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX and the NYSE American, in the over-the-counter market or otherwise.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Except in certain limited circumstances: (a) the Offered Shares will be registered and represented electronically through the non-certificated inventory of CDS or its nominee pursuant to the book-based system administered by CDS; (b) certificates evidencing the Offered Shares will not be issued to purchasers; and (c) purchasers will receive only a customer confirmation from the Underwriter or other registered dealer who is a Participant and from or through whom a beneficial interest in the Offered Shares is purchased.

Beneficial interests in Offered Shares may be represented solely through a non-certificated position which will be evidenced by customer confirmations of purchase from the registered dealer from which the Common Shares are purchased in accordance with the practices and procedures of that registered dealer. In addition, registration of interests in and transfers of Offered Shares will be made only through the depository service of CDS. Beneficial owners of Offered Shares should be aware that they (subject to the situations described below): (a) may not have Offered Shares registered in their name; (b) will not have physical certificates representing their interest in the Offered Shares; (c) may not be able to sell the Offered Shares to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Offered Shares as security. Beneficial owners of Offered Shares will receive a physical share certificate only if required by applicable law or if CDS advises the Company’s transfer agent that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Offered Shares and the Company is unable to locate a qualified successor.

Neither the Company nor any of the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Common Shares held by CDS or any payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Common Shares; or (c) any advice or representation made by or with respect to CDS and contained in this Prospectus Supplement and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a Participant. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS and beneficial owners of Common Shares must look solely to Participants for any payments relating to the Common Shares paid by or on the Company’s behalf to CDS.

The Company has agreed, pursuant to the Underwriting Agreement, to indemnify and save harmless the Underwriters and their respective subsidiaries and affiliates, and each of their respective directors, officers, employees, partners, agents, and shareholders against certain liabilities, including civil liabilities under Canadian and United States securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

It is expected that the Closing Date will occur on or about May 17, 2024, or such earlier or later date as the Company and the Lead Underwriter may agree. The Company expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, which will not be two business days following the date of the Underwriting Agreement. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the date that is two business days prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the date that is two business days prior to the Closing Date should consult their own advisors.

RELATIONSHIP WITH CERTAIN OF THE UNDERWRITERS

Certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other financial advisory and commercial dealings with New Gold and its affiliates. They have received (or will receive) customary fees and commissions for these transactions. If any of the Underwriters or their affiliates has or enters into a lending relationship with New Gold, certain of those Underwriters or their affiliates routinely hedge, and certain other of the Underwriters or their affiliates may hedge their credit exposure to New Gold consistent with their customary risk management policies. Typically, such Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in New Gold’s securities, potentially including the Common Shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Common Shares offered hereby.

As described in the cover page of this Prospectus Supplement, New Gold may be considered a “connected issuer” (as defined in NI 33-105) of certain Underwriters. Affiliates of the Lead Underwriter and TD act as co-documentation agents and lenders under the fourth amended and restated credit agreement dated as of April 26, 2023, among New Gold and a syndicate of lenders (the “Senior Credit Facility”). In addition, an affiliate of Scotia acts as co-lead arranger, joint bookrunner, administrative agent and lender under the Senior Credit Facility; an affiliate of RBC acts as co-lead arranger and joint bookrunner, syndication agent and lender under the Senior Credit Facility; and affiliates of BMO, NBF and Merrill Lynch act as lenders under the Senior Credit Facility. The decision to distribute the Common Shares, including the determination of the terms of this Offering, was made by New Gold through negotiations with the Lead Underwriter at arm’s length. The lenders under the Senior Credit Facility were not involved in their capacities as such in the decision to issue the Common Shares and in determining the terms of this Offering.

In addition, the Lead Underwriter or its affiliate is acting as the financial advisor to New Gold in connection with the transaction contemplated by the Partial Royalty Repurchase and Amending Agreement and will receive a fee in connection therewith.

As a consequence of the Offering, each of such Underwriters will receive the applicable portion of the Underwriting Commission and, to the extent any of the proceeds of the Offering are applied to reduce indebtedness under the Senior Credit Facility, each lending affiliate of the Underwriters will receive its proportionate share of the repaid indebtedness, if any. The Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of Rule 5121(a)(1)(B) are satisfied. Any Underwriter with a conflict of interest will not confirm sales of the Offered Shares to any account over which it exercises discretionary authority without the prior written approval of the customer.

As at May 10, 2024, no amount was drawn down and outstanding under the Senior Credit Facility. New Gold is in compliance with the terms of the Senior Credit Facility as at the date of this Prospectus Supplement and no breach thereof has been waived by any of lenders or their affiliates since the execution of the Senior Credit Facility. Other than as disclosed in the Prospectus, including the documents incorporated by reference herein, the financial position of New Gold has not changed materially since the execution of the Senior Credit Facility. See “Use of Proceeds” and “Plan of Distribution (Conflicts of Interest)”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to New Gold, and Borden Ladner Gervais LLP, counsel to the Underwriters (collectively, “Counsel”), the following general summary describes, as of the date of this Prospectus Supplement, the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires, as beneficial owner, Offered Shares pursuant to this Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with New Gold and all of the Underwriters, (ii) is not affiliated with New Gold or any of the Underwriters, and (iii) holds Offered Shares as capital property (“Holder”). Generally, Offered Shares are considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade.

This summary is based upon the facts set out in this Prospectus Supplement and the accompanying Shelf Prospectus, the provisions of the Tax Act in force as of the date of this Prospectus Supplement, all specific proposals to amend the Tax Act that have been publicly announced prior to the date of this Prospectus Supplement (the “Proposed Amendments”) and Counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date of this Prospectus Supplement. This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or in the administrative policies or assessing practices of the CRA, whether by way of legislative, governmental or judicial decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders and prospective holders of Offered Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Offered Shares pursuant to this Offering, having regard to their particular circumstances. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Offered Shares under the Tax Act and the laws of any jurisdiction in which they may be subject to tax.

Foreign Exchange

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be converted into Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Resident Holder (as defined herein) may be affected by fluctuations in the Canadian/U.S. dollar exchange rate.

Residents of Canada

The following section is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention is, or is deemed to be, resident in Canada (a “Resident Holder”).

This summary is not applicable to a Resident Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market” rules contained in the Tax Act; (ii) that is a “specified financial institution”; (iii) an interest in which is or would be a “tax shelter investment”; (iv) that has elected to report its “Canadian tax results” in a currency other than the Canadian currency; (v) that has entered into or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” in respect of Offered Shares; (vi) that will receive dividends on the Offered Shares under or as part of a “dividend rental arrangement” (as each of those terms is defined in the Tax Act); or (vii) that is exempt from tax under the Tax Act.

Additional considerations, not discussed herein, may apply to a Resident Holder that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that include the acquisition of Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Resident Holder should consult its own tax advisor with respect to an investment in Offered Shares.

Certain Resident Holders whose Offered Shares do not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Offered Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

Dividends on Common Shares

Dividends received or deemed to be received on Offered Shares by a Resident Holder who is an individual (other than certain trusts) are required to be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by New Gold as “eligible dividends”. A dividend will be an eligible dividend if the recipient receives written notice (which may include a notice published on New Gold’s website) from New Gold designating the dividend as an “eligible dividend”. There may be limitations on New Gold’s ability to designate dividends as “eligible dividends”.

A Resident Holder that is a corporation is required to include dividends received or deemed to be received on Offered Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay an additional tax (refundable in certain circumstances) on dividends received or deemed to be received on Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Disposition of Offered Shares

A disposition or deemed disposition of an Offered Share by a Resident Holder (other than to New Gold unless purchased by New Gold in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, are greater (or less) than the Resident Holder’s adjusted cost base of the Offered Share. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Residents of Canada – Taxation of Capital Gains and Capital Losses”.

The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to this Offering will, at any particular time, be determined in accordance with certain rules in the Tax Act by averaging the cost of such Offered Share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property immediately before the time of acquisition, if any.

Taxation of Capital Gains and Capital Losses

Subject to tax proposals released as part of the 2024 Federal Budget (the “2024 Federal Budget Proposals”), generally, one-half of any capital gain (the “capital gain inclusion rate” and a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for that year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of an Offered Share may be reduced by the amount of certain dividends received or deemed to have been received on such Offered Share (or on a share for which such Offered Share has been substituted) to the extent and under the circumstances described in the Tax Act. Analogous rules apply where the Offered Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

Pursuant to the 2024 Federal Budget Proposals, the capital gains inclusion rate for a taxation year is proposed to increase from one-half to two-thirds, but where a Resident Holder is an individual (excluding a trust), only to the extent that, generally, the aggregate amount of capital gains realized by the Resident Holder in the taxation year, net of capital losses realized in the taxation year and allowable capital losses carried forward or back to such taxation year, exceed C$250,000. The 2024 Federal Budget Proposals are generally proposed to apply to capital gains realized on or after June 25, 2024. The 2024 Federal Budget Proposals also provide for adjustments of carried forward or carried back allowable capital losses to account for changes in the inclusion rate. However, no draft legislation to implement the 2024 Federal Budget Proposals has been released by the Minister of Finance (Canada). Consequently, many aspects of how the Tax Act will be amended in connection with the 2024 Federal Budget Proposals remain uncertain. Resident Holders should consult their own tax advisors with respect to their particular circumstances.

Alternative Minimum Tax

Taxable dividends and taxable capital dividends received by a Resident Holder who is an individual (including certain trusts) may give rise to or increase a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Refundable Tax

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, or a “substantive CCPC” (as defined in certain Tax Proposals) may be liable for an additional tax (refundable in certain circumstances) in respect of its “aggregate investment income” for the year, which is defined in the Tax Act to include an amount in respect of taxable capital gains and dividends received or deemed to be received in respect of Offered Shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income.

Taxation of Non-Resident Holders

The following section is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention, (a) is not, and is not deemed to be, resident in Canada, and (b) does not use or hold, and is not deemed to use or hold, Offered Shares in the course of carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an “authorized foreign bank” (as defined in the Tax Act) or an insurer which carries on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors with respect to an investment in the Offered Shares.

Dividends on Offered Shares

Dividends paid or credited (or deemed to be paid or credited) on Offered Shares to a Non-Resident Holder are generally subject to Canadian withholding tax. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable tax treaty or convention. For example, under the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), a Non-Resident Holder who is resident in the U.S. for the purposes of the Canada-U.S. Tax Convention, who is the beneficial owner of the dividend and who qualifies for full benefits under such treaty will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition (or deemed disposition) of an Offered Share unless the Non-Resident Holder’s Offered Shares are, or are deemed to be, “taxable Canadian Property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty or convention. Generally, Offered Shares will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NYSE American) at that time, unless at any time during the 60-month period that ends at that time: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest (directly or indirectly through one or more partnerships), owns 25% or more of New Gold’s issued shares of any class or series; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “timber resource property” (within the meaning of the Tax Act), (c) “Canadian resource property” (within the meaning of the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, an Offered Share could be deemed to be taxable Canadian property. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute “taxable Canadian property” in their own particular circumstances.

In the event that an Offered Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from pursuant to an applicable tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Residents of Canada – Disposition of Offered Shares” and “Residents of Canada – Taxation of Capital Gains and Capital Losses” will generally apply to the Non- Resident Holder. Non-Resident Holders whose Offered Shares may constitute taxable Canadian property should consult their own tax advisor.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares that are applicable to a U.S. Holder(as defined herein) that acquires Offered Shares pursuant to this Prospectus Supplement. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Offered Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, 10% or more of the total combined voting power or value of all classes of the Company’s stock. In addition, this discussion of the U.S. federal income tax consequences does not address U.S. federal income tax considerations applicable to investors subject to special rules under U.S. federal income tax law, such as: financial institutions; regulated investment companies; real estate investment trusts; tax-exempt entities; insurance companies; persons holding the Offered Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”; persons who acquired Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services; U.S. expatriates; persons subject to the alternative minimum tax; persons that generally mark their securities to market for U.S. federal income tax purposes; dealers or traders in securities or currencies; or holders whose functional currency is not the U.S. dollar.

This discussion does not address estate and gift tax, any U.S. federal tax other than income tax, or tax consequences under any state, local or non-U.S. laws.

For purposes of this section, a “U.S. Holder” is a beneficial owner of Offered Shares that is: (i) an individual who is a citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of Offered Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Offered Shares is urged to consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of Offered Shares.

The following discussion is based upon the Internal Revenue Code of 1986, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The Company has not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Offered Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S., tax laws of the acquisition, ownership and disposition of Offered Shares.

Distributions

Subject to the discussion under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution made by the Company (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution (reduced by any liabilities assumed by the U.S. Holder). Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada meets these requirements, and the Company believes that it is eligible for the benefits of this treaty. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that the Company’s Common Shares will qualify as readily tradable on an established securities market in the United States; however, there can be no assurance that Offered Shares will be considered readily tradable on an established securities market in the United States in future years. Dividends received by U.S. investors from a non-U.S. corporation that was a passive foreign investment company (“PFIC”) in either the taxable year of the distribution or the preceding taxable year will not constitute dividends eligible for the reduced rates of taxation described above. Instead, such dividends would be subject to tax at ordinary income rates.

To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in Offered Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of Offered Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, the Company does not, and does not intend to, maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will be treated as a dividend for U.S. federal income tax purposes.

For U.S. foreign tax credit purposes, dividends received by a U.S. Holder with respect to the common shares of a non-U.S. corporation generally constitute foreign source income and “passive category” income. However, subject to certain exceptions, a portion of the dividends paid by a non-U.S. corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons collectively own, directly or indirectly, 50% or more of the voting power or value of the non-U.S. corporation’s common shares. If a portion of any dividends paid with respect to the common shares is treated as U.S. source income under these rules, it may limit the ability of a U.S. Holder to claim a foreign tax credit for any Canadian withholding taxes imposed in respect of such dividend, although certain elections under the Code and the U.S.-Canada Income Tax Treaty may be available to mitigate these effects. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the impact of, and any exception available to, the special income sourcing rule described in this paragraph.

Sale, Exchange or Other Taxable Disposition of Offered Shares

Subject to the discussion under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Offered Shares. If any non-U.S. tax is imposed on the sale, exchange or other disposition of the Offered Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. A U.S. Holder’s initial tax basis in the Offered Shares generally will equal the cost of such Offered Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Offered Shares were held by the U.S. Holder for more than one year. For both corporate and non-corporate U.S. Holders, the deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Offered Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A non-U.S. corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (i) at least 75 percent of its gross income is “passive” income (the “income test”) or (ii) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a non-U.S. corporation will be considered a PFIC, such non-U.S. corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock or any partnership in which it owns at least a 25 percent interest (by value). PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

The Company believes that it currently is not a PFIC for U.S. federal income tax purposes and does not expect to be treated as a PFIC for U.S. federal income tax purposes in the current taxable year or in the near future. However, the determination of PFIC status for any year is very fact specific, being based on the types of income the Company earns and the types and value of the Company’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge the Company’s classification. Accordingly, it is possible that the Company may be classified as a PFIC in the current taxable year or in future years. If the Company is classified as a PFIC in any year during which a U.S. Holder holds Common Shares, the Company generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether the Company continues to meet the income or asset test discussed above.

If the Company were classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale, exchange or other disposition of Common Shares or upon the receipt of certain distributions treated as “excess distributions.” An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Common Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to such Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Common Shares ratably over its holding period for Common Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

If the Company were classified as a PFIC, certain elections could be available to mitigate the consequences described above. If the Common Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Common Shares will constitute “marketable stock” for purposes of the PFIC rules. The Company expects that the Common Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Company is a PFIC the excess, if any, of the fair market value of Common Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Common Shares. These amounts of ordinary income would not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. Such election will not apply, however, to any subsidiaries of the Company that are PFICs, and, as a result, an electing U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any such subsidiaries. In the event that the Company is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat the Company as a “qualified electing fund” or “QEF”. An election to treat the Company as a QEF will not be available, however, if the Company does not provide the information necessary to make such an election. The Company does not expect to provide the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to Common Shares.

As discussed under “Distributions”, notwithstanding any election made with respect to the Common Shares, if the Company is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Common Shares will not qualify for reduced rates of taxation.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.

Additional Considerations

Receipt of Non-U.S. Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the non-U.S. currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of non-U.S. currency. If, instead, the non-U.S. currency is converted at a later date, any currency gains or losses resulting from the conversion of the non-U.S. currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of non-U.S. currency.

Foreign Tax Credits

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the U.S. foreign tax credit rules.

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for the relevant taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of the Offered Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on net investment income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of Offered Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Offered Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Common Shares. U.S. Holders should also be aware that if the Company were to be classified as a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Offered Shares and their particular situations.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE OFFERED SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters related to this Offering will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP with respect to certain legal matters relating to Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to certain legal matters relating to U.S. law, and on behalf of the Underwriters, by Borden Ladner Gervais LLP, with respect to certain legal matters relating to Canadian law, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to certain legal matters relating to U.S. law. As of the date of this Prospectus Supplement, the partners and associates of each of Davies Ward Phillips & Vineberg LLP and Borden Ladner Gervais LLP own beneficially, directly or indirectly, less than 1% of any of New Gold’s securities or the securities of any of New Gold’s associates or affiliates.

AUDITOR

Deloitte LLP is independent of New Gold within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States). The offices of Deloitte LLP are located at 8 Adelaide Street West, Suite 200, Toronto, Ontario, Canada M5H 0A9.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, British Columbia, Canada V6C 2T5; (ii) 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1; and (iii) 1290 Avenue of the Americas, 9th Floor, New York, New York, United States 10104.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of New Gold’s registration statement: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of Deloitte LLP; (iii) the consents of Counsel; (iv) the consents of certain qualified persons; (v) the power of attorney of the directors and certain officers of New Gold; and (vi) the Underwriting Agreement; and (vii) the form of debt indenture.

Short Form Base Shelf Prospectus

New Issue	May 13, 2024

New Gold Inc.

Common Shares
Debt Securities
Subscription Receipts
Warrants
Units

New Gold Inc. (“New Gold” or the “Company”) may from time to time offer and issue the following securities: (i) common shares of the Company (“Common Shares”); (ii) debt securities (“Debt Securities”), including Debt Securities convertible or exchangeable into other securities of New Gold; (iii) subscription receipts (“Subscription Receipts”); (iv) warrants to purchase other securities of New Gold (“Warrants”); and (v) units composed of one or more of the other securities described in this prospectus (“Units”, and collectively with the Common Shares, Debt Securities, Subscription Receipts and Warrants, the “Securities”), during the 25 month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (ii) in the case of the Debt Securities, the specific designation of the Debt Securities, the seniority of such Debt Securities, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for underlying Securities, the currency or currency unit in which the Subscription Receipts are issued and any other specific terms; (iv) in the case of Warrants, the designation, number and terms of the underlying Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (v) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the currency or currency unit in which the Units are issued and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

New Gold has determined that, as of the date hereof, it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined under the heading “Well-Known Seasoned Issuer” below). All shelf information permitted under applicable laws to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to the Prospectus. See “Risk Factors”.

New Gold may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including the proceeds to New Gold, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to New Gold. See “Plan of Distribution”.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the NYSE American LLC (the “NYSE American”) under the symbol “NGD”. There is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance, including any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate, or to recognized market benchmark interest rates.

Subject to applicable laws, in connection with any offering of Securities, the underwriters, dealers or agents may over-allocate or effect transactions which stabilize or maintain the market price of the Securities at levels other than those which may prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

Any investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.

New Gold is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus and any Prospectus Supplement in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States.

Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, as a result, such financial statements may not be comparable to the financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding and disposition of Securities may subject them to tax consequences in both the United States and Canada. This Prospectus may not describe these tax consequences fully. You should read the tax discussion contained in any applicable Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances.

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Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because New Gold exists under the laws of the Province of British Columbia, Canada, some of its directors and officers and most of the experts named in this Prospectus are resident outside the United States, and most of its assets and a significant portion of the assets of those officers, directors and experts are located outside of the United States.

NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY UNITED STATES STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

No underwriter or dealer has been involved in the preparation of, or has performed any review of, this Prospectus.

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Notice to Readers

This Prospectus provides a general description of the Securities that New Gold may offer. Each time New Gold sells Securities under this Prospectus, New Gold will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. New Gold has not authorized anyone to provide investors with different or additional information. New Gold is not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of those documents incorporated by reference therein or the applicable Prospectus Supplement, as applicable.

Unless New Gold has indicated otherwise, or the context otherwise requires, references in this Prospectus to “New Gold” or the “Company” refer to New Gold Inc. and, as applicable, its subsidiaries.

Cautionary Statement on Forward-Looking Information

This Prospectus, including the documents incorporated herein by reference, contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”). All statements in this Prospectus, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms.

In particular, this Prospectus, including the documents incorporated herein by reference, contains forward-looking statements including, among others, statements with respect to: the proposed issuance of Securities pursuant to a corresponding Prospectus Supplement from time to time and the details thereof; New Gold’s expectations and guidance with respect to production, operational estimates, capital investment estimates and exploration expense estimates on a mine-by-mine and consolidated basis, and the assumptions underlying and factors and timing contributing to those expectations; the anticipated appointment of Mr. O’Brien as Chair upon Mr. Pearce’s retirement from New Gold’s board of directors and the successful transition thereof; successfully accomplishing commercial production from the C-Zone and commissioning of the underground gyrator crusher and conveyor system in the second half of 2024; successfully accessing and releasing additional higher grade ore from the open pit in the second half of 2024 at Rainy River (as defined under the heading “New Gold” below); expectations regarding strengthened production in the second half of 2024 and the anticipated percentage allocation of production at Rainy River; successfully decreasing all-in sustaining costs throughout 2024 at Rainy River; successfully achieving first ore from the underground Main Zone in the fourth quarter of 2024; the intended allocation of additional funds for exploration activities at Rainy River in 2024; successfully ramping up and achieving a steady-state underground production rate of approximately 5,500 tonnes per day by 2027 at Rainy River; successfully significantly increasing Rainy River gold production over the next three years; successfully increasing development rates at Rainy River throughout the year; successfully commencing infill drilling at Rainy River in the second quarter of 2024; successfully completing exploration drilling to extend the D-Zone resource envelope in the second quarter of 2024; successfully completing New Gold’s growth projects and achieving significant increase in production in coming years as a result thereof; the potential to successfully extend the New Afton mine (as defined under the heading “New Gold” below) life beyond 2030 and the Rainy River mine life beyond 2031 with minimal capital investment; successfully achieving C-Zone hydraulic radius in the second half of 2024; achieving a processing rate of more than 14,500 tonnes per day and significantly reducing unit operating costs per tonne at New Afton; successfully achieving high-capacity, low-cost, low-emission materials handling post fourth quarter 2024 for the remaining C-Zone life-of-mine; successfully completing the exploration drift at New Afton in the second quarter, with drilling commencing as expected in May, and the accelerated exploration efforts expected as a result thereof; successfully accomplishing the targeted sustainable production platform of 600,000 gold eq. ounces per year until at least 2030; planned activities in 2024 and future years at the Rainy River mine and New Afton mine, including planned development and exploration activities, and projected accuracy of timing and related expenses; the current and future financial performance of New Gold as it relates to the prevailing price of gold; the continuation of prevailing commodity prices and exchange rates; the continuation of operations performing in accordance with mine plans; anticipated factors impacting New Gold’s liquidity and the continued review thereof; New Gold’s ability to implement its near-term operational plan and to repay current and future indebtedness; planned continued advancement of C-Zone development at New Afton and the significant capital expenditures expected to result therefrom; New Gold’s expectations regarding its liquidity position and its ability to fund its business objectives; the anticipated timing with respect to New Gold’s contractual commitments becoming due; the sufficiency of New Gold’s financial performance measures in evaluating the underlying performance of the Company; expectations that foreign exchange forward contracts will continue into the remainder of 2024; expectations regarding the management and mitigation of risk factors and the possible impacts on New Gold; and New Gold’s continued focus on the health, safety and well-being of its people.

All forward-looking statements in this Prospectus and the documents incorporated by reference herein are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in the Annual Information Form, Annual Management’s Discussion and Analysis and Interim Management’s Discussion and Analysis (as each such term is defined under the heading “Documents Incorporated by Reference” below) and its Technical Reports (as defined in the Annual Information Form) filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). In addition to, and subject to, assumptions discussed in more detail elsewhere, the forward-looking statements in this Prospectus are also subject to the following assumptions: (i) there being no significant disruptions affecting New Gold’s operations, including material disruptions to New Gold’s supply chain, workforce or otherwise; (ii) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (iii) the accuracy of New Gold’s current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined; (iv) the exchange rate between the Canadian dollar and U.S. dollar and, to a lesser extent, the Mexican peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (v) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (vi) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (vii) arrangements with First Nations and other Indigenous groups in respect of the New Afton mine and the Rainy River mine being consistent with New Gold’s current expectations; (viii) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (ix) the results of the life of mine plans for the Rainy River mine and the New Afton mine being realized.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by New Gold as at the date of this Prospectus in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, actual and estimated costs, actual and estimated mineral reserves and mineral resources and actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; New Gold not being able to complete its construction projects at the Rainy River mine or the New Afton mine on the anticipated timeline or at all; volatility in the market price of New Gold’s securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; New Gold’s dependence on the Rainy River mine and New Afton mine; New Gold not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to New Gold’s workforce at either the Rainy River mine or the New Afton mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of mineral reserves and mineral resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports; impairments; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and New Gold’s response thereto; ability to obtain and maintain sufficient insurance; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to New Gold’s supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company’s operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by New Gold from time to time; the success of the Company being dependent on significant capital investment; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including but not limited to environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks).

These uncertainties and contingencies can affect New Gold’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, New Gold. Readers are cautioned that forward-looking statements are not guarantees of future performance. For additional information with respect to New Gold’s risk factors, reference should be made to the section of this Prospectus entitled “Risk Factors”, to the documents incorporated herein by reference and to New Gold’s continuous disclosure materials filed from time to time with Canadian and United States securities regulatory authorities. Specific reference is made to the most recent Form 40-F and Annual Information Form, Annual Management’s Discussion and Analysis and Interim Management’s Discussion and Analysis on file with the SEC and Canadian securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect New Gold’s ability to achieve the expectations set forth in the forward-looking statements contained in this Prospectus.

All forward-looking information in this Prospectus and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and New Gold disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Use of Non-GAAP Financial Measures

This Prospectus, including the documents incorporated herein by reference, contains non-GAAP financial measures including “total cash costs” or “cash costs”, “sustaining capital and sustaining leases”, “growth capital”, “all-in sustaining costs” or “AISC”, “adjusted net earnings/(loss)”, “adjusted net earnings/(loss) per share”, “adjusted tax expense (recovery)”, “cash generated from operations before changes in non-cash operating working capital”, “free cash flow” “average realized price per gold ounce or copper pound sold”, “open pit net mining cost per operating tonne mined”, “underground net mining costs per operating tonne mined”, “processing costs per tonne processed” and “G&A costs per tonne”. For a detailed description of each of the non-GAAP measures used in this Prospectus, including the documents incorporated herein by reference, and a detailed reconciliation to the most directly comparable measure under IFRS as issued by IASB, refer to the “Non-GAAP Financial Performance Measures” section of the Annual Management’s Discussion and Analysis (as defined under the heading “Documents Incorporated by Reference” below) on pages 32 to 45 and on pages 27 to 37 of the Interim Management’s Discussion and Analysis. The non-GAAP financial measures set out in this Prospectus, including the documents incorporated herein by reference, are intended to provide additional information to investors and do not have any standardized meaning under IFRS as issued by IASB, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS as issued by IASB.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

New Gold is permitted under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference herein and any Prospectus Supplement, in accordance with the requirements of Canadian securities law, which differ from the requirements of United States securities laws. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by IASB and thus may not be comparable to financial statements of United States companies.

New Gold’s mineral reserves and mineral resources have been estimated as at December 31, 2023 in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to United States companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC.

Accordingly, information contained in this Prospectus and the documents incorporated by reference will not be comparable to similar information made public by United States companies reporting pursuant to SEC disclosure requirements.

In addition, United States investors are cautioned not to assume that any part or all of New Gold’s mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, United States investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that New Gold reports in this Prospectus are or will be economically or legally mineable.

Enforceability of Certain Civil Liabilities

New Gold is a company existing under the laws of the Province of British Columbia, Canada. Most of New Gold’s assets are located outside of the United States. In addition, some of New Gold’s directors and officers and most of the experts named in this Prospectus are resident outside the United States, and a significant portion of their respective assets are located outside of the United States. New Gold has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon New Gold’s civil liability and the civil liability of its directors and officers and experts under United States federal securities laws.

New Gold has filed with the SEC, concurrently with the registration statement on Form F-10, of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, New Gold has appointed CT Corporation System, 28 Liberty Street, New York, New York, United States 10005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against New Gold in a United States court arising out of or related to or concerning the offering of the Securities under the registration statement.

Additionally, it might be difficult for shareholders to enforce judgments of the United States courts based solely upon civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States in a Canadian court against New Gold or any of its non-U.S. resident directors, officers or the experts named in this Prospectus or to bring an original action in a Canadian court to enforce liabilities based on the United States federal or state securities laws against such persons.

Some of New Gold’s directors, being Nicholas Chirekos, Gillian Davidson, Thomas J. McCulley and Richard O’Brien, reside outside of Canada and each has appointed New Gold Inc., Brookfield Place, Suite 3320, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3 as agent for service of process. Investors are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

Currency PRESENTATION and Exchange Rate Information

This Prospectus contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. References to “US$” are to United States dollars and references to “$” and “C$” are to Canadian dollars. The following table shows, for the periods and dates indicated, certain exchange rate information for one United States dollar expressed in Canadian dollars. Except as indicated below, the information is based on the average daily exchange rate as reported by the Bank of Canada. Such average daily exchange rate on May 10, 2024 was C$1.3665 = US$1.00.

	Period End	Average	Low	High

	(C$ per US$)
Year ended December 31,
2023	1.3226	1.3497	1.3128	1.3875
2022	1.3544	1.3013	1.2451	1.3856

Three months ended March 31,
2024	1.3555	1.3488	1.3316	1.3593
2023	1.3533	1.3525	1.3312	1.3807

Documents Incorporated by Reference

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (other than Quebec) and filed with, or furnished to, the SEC. New Gold’s disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (other than Quebec) and filed with or furnished to the SEC are specifically incorporated by reference into and form an integral part of this Prospectus:

•	the annual information form dated February 21, 2024 (the “Annual Information Form”) for the financial year ended December 31, 2023;

•	the annual audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022, together with the reports of the independent registered public accounting firm thereon and the notes thereto (the “Annual Financial Statements”);

•	the management’s discussion and analysis for the year ended December 31, 2023 (the “Annual Management’s Discussion and Analysis”);

•	the management information circular dated March 28, 2024 prepared in connection with the annual general and special meeting of New Gold’s shareholders to be held on May 14, 2024;

•	the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2024, together with the notes thereto (the “Interim Financial Statements”); and

•	the management’s discussion and analysis for the three months ended March 31, 2024 (the “Interim Management’s Discussion and Analysis”).

Any document of the type referred to above, including any material change report (other than any confidential material change report), any business acquisition report, any Prospectus Supplements disclosing additional or updated information, and any “template version” of “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) subsequently filed by New Gold with such securities commissions or regulatory authorities in Canada (other than Quebec) after the date of this Prospectus, and prior to the termination of the distribution under this Prospectus, shall be deemed to be incorporated by reference into this Prospectus.

In addition, any document or information incorporated by reference in this Prospectus filed by New Gold with, or furnished by New Gold to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), subsequent to the date of this Prospectus and prior to the date that is 25 months from the date hereof shall be deemed to be incorporated by reference into the registration statement of which this Prospectus forms a part. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to New Gold and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated herein by reference and therein. New Gold’s current reports on Form 6-K and annual reports on Form 40-F are available on the SEC’s EDGAR website at www.sec.gov.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated herein by reference, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

When New Gold files a new annual information form and audited consolidated financial statements and related management’s discussion and analysis with and, where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management discussion and analysis and all unaudited interim consolidated financial statements and related management’s discussion and analysis for such periods and all material change reports and business acquisition report filed prior to the commencement of New Gold’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and the accompanying management’s discussion and analysis being filed by New Gold with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new interim financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. In addition, upon a new information circular prepared in connection with an annual meeting of New Gold being filed with the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous information circular prepared in connection with the prior annual meeting of New Gold will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. The defined terms above shall be deemed to refer to such new financial statements or management’s discussion and analysis.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities, will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the distribution of the Securities to which the Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of New Gold at Brookfield Place, Suite 3320, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3, (416) 324-6000. These documents are also available through the Internet on SEDAR+, which can be accessed at www.sedarplus.ca, and EDGAR, which can be accessed at www.sec.gov. The information contained on, or accessible through, New Gold’s website or any of the websites listed below is not incorporated by reference into this Prospectus and is not, and should not be considered to be, a part of this Prospectus, unless it is explicitly so incorporated.

Where you can Find Additional Information

In addition to New Gold’s continuous disclosure obligations under the securities laws of the provinces and territories of Canada, New Gold is subject to the informational requirements of the Exchange Act and in accordance therewith files and furnishes reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, New Gold is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and New Gold’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Some of the documents that New Gold files with or furnishes to the SEC are electronically available from the SEC’s Electronic Document Gathering and Retrieval system, which is commonly known by the acronym “EDGAR”, and may be accessed at www.sec.gov.

New Gold has filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities offered by this Prospectus. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to New Gold and the Securities offered in this Prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference. See “Documents Filed as Part of the Registration Statement”.

Presentation of Financial Information

New Gold presents its consolidated financial statements in United States dollars and its consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. Unless otherwise indicated, financial information included or incorporated by reference in this Prospectus has been prepared in accordance with IFRS as issued by IASB. As a result, certain financial information included or incorporated by reference in this Prospectus may not be comparable to financial information prepared by companies in the United States. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

Risk Factors

An investment in the Securities involves certain risks. A prospective purchaser of Securities should carefully consider the risks and uncertainties described in the documents incorporated by reference into this Prospectus (including subsequently filed documents incorporated by reference into this Prospectus) and, if applicable, those described in a Prospectus Supplement relating to a specific offering of Securities. Discussions of certain risks and uncertainties affecting New Gold’s business are provided in its Annual Information Form, Annual Management’s Discussion and Analysis and Interim Management’s Discussion and Analysis (or, as applicable, New Gold’s annual information form and management’s discussion and analysis for subsequent periods), each of which is incorporated by reference into this Prospectus. Additional risks not presently known to New Gold or that New Gold currently considers immaterial may also materially and adversely affect the Company. If any of the events identified in these risks and uncertainties were to actually occur, New Gold’s business, financial condition or results of operations could be materially harmed.

In addition, prospective purchasers of Securities should carefully consider, in light of their own financial circumstances, the risk factors set out below, as well as the other information contained in this Prospectus (including the documents incorporated herein by reference) and in all subsequently filed documents incorporated by reference and those described in a Prospectus Supplement relating to a specific offering of Securities, before making an investment decision.

There is no existing public market for the Securities (other than Common Shares) and a market may not develop.

There is currently no market through which the Securities (other than Common Shares) may be sold and purchasers of such Securities may not be able to resell such Securities purchased under this Prospectus. There can be no assurance that an active trading market will develop for the Securities (other than Common Shares) after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Securities (other than Common Shares) in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

The public offering prices of the Securities may be determined by negotiation between New Gold and underwriters, dealers or agents based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops. See “Plan of Distribution”.

Shareholders may face potential dilution.

New Gold’s notice of articles and articles of incorporation allow New Gold to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by New Gold’s board of directors, in many cases, without the approval of New Gold’s shareholders. New Gold may issue Common Shares in public or private offerings (including through the sale of Securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. New Gold may also issue Common Shares to finance, or as consideration for, future acquisitions and other projects or in connection with the establishment or development of strategic relationships. Any such future issuances of Common Shares could be significant, and New Gold cannot predict the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power, and New Gold may experience dilution in its earnings per share.

ABOUT New Gold

New Gold is a Canadian-focused intermediate gold mining company engaged in the exploration, development and operation of mineral properties. New Gold currently has the following interests in mines: (i) a 100% interest in the Rainy River gold mine in Ontario, Canada (“Rainy River” or the “Rainy River mine”), and (ii) a 100% interest in the New Afton copper-gold mine in British Columbia, Canada (“New Afton” or the “New Afton mine”). New Gold also holds a 100% interest in the Cerro San Pedro gold-silver mine in San Luis Potosí, Mexico, which transitioned to the post-closure phase at the beginning of 2024. New Gold has been engaged in the acquisition, exploration and development of natural resource properties since 1980. New Gold’s current structure arose through two accretive business combinations in mid-2008 and mid-2009. New Gold is continually working to maximize shareholder value through diversified production, maintaining an attractive risk profile and enhancing growth potential in a safe and an environmentally and socially responsible manner. The Company also holds Canadian-focused investments.

New Gold is a company formed under the Business Corporations Act (British Columbia). Originally, New Gold was incorporated on January 31, 1980 as DRC Resources Corporation under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia). On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and adopt new articles. On June 1, 2005, the Company changed its name to New Gold Inc. Effective January 1, 2012, New Gold amalgamated with its wholly-owned subsidiaries Silver Quest Resources Ltd., Geo Minerals Ltd. and Richfield Ventures Corp. Effective October 1, 2014, New Gold amalgamated with its wholly-owned subsidiaries Rainy River Resources Ltd. and 0608457 B.C. Ltd. On January 1, 2016, New Gold amalgamated with its wholly-owned subsidiaries Peak Gold Ltd. and New Gold Bayfield Corp. Following each such amalgamation, the amalgamated company continued as New Gold Inc.

New Gold’s corporate office is located at Brookfield Place, Suite 3320, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. New Gold’s registered office is located at 1600 – 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

Share Structure

New Gold’s authorized share capital consists of an unlimited number of Common Shares. As of May 10, 2024, New Gold had 690,079,951 Common Shares issued and outstanding.

Consolidated Capitalization

There have been no material changes in the share and loan capital of New Gold, on a consolidated basis, since March 31, 2024, the date of the New Gold’s most recently filed financial statements.

Earnings Coverage Ratios

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

Use of Proceeds

The use of proceeds from the issue and sale of specific Securities pursuant to this Prospectus will be described in the Prospectus Supplement relating to the issuance and sale of such Securities.

Dividends

To date, New Gold has not paid dividends on its Common Shares. New Gold currently intends to retain future earnings, if any, for use in its business and does not, at this time, anticipate paying dividends on its Common Shares. Any determination to pay any future dividends will remain at the discretion of New Gold’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. Further, pursuant to debt instruments of New Gold in place from time to time, New Gold may, in certain circumstances, be required to obtain consent from lenders prior to declaring dividends.

Description of Securities Offered

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.

Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and, on the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

Debt Securities

In this description of Debt Securities, “New Gold” or the “Company” refer to New Gold Inc., but not to its subsidiaries. This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. New Gold may issue Debt Securities in one or more series under an indenture to be entered into between New Gold and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. Such indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the form of indenture relating to the Debt Securities has been filed as an exhibit to New Gold’s registration statement filed with the SEC and will be filed with the securities regulatory authorities in provinces and territories of Canada when it is entered into. The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the Debt Securities, once it has been entered into. If Debt Securities are issued, New Gold will describe in the applicable Prospectus Supplement the particular terms and provisions of any series of the Debt Securities and a description of how the general terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should rely on information in the applicable Prospectus Supplement and not on the following information to the extent that the information in such Prospectus Supplement is different from the following information.

Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of New Gold. New Gold may also issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

The applicable Prospectus Supplement for any series of Debt Securities that New Gold offers will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

•	the title of the Debt Securities;

•	whether payment on the Debt Securities will be senior or subordinated to, or rank pari passu with, other liabilities or obligations of New Gold;

•	the aggregate principal amount of the Debt Securities;

•	the percentage of principal amount at which the Debt Securities will be issued;

•	the date or dates, or the methods by which such dates will be determined or extended, on which New Gold will pay the principal and any premium on the Debt Securities and the portion (if less than the principal amount) of Debt Securities to be payable upon a declaration of acceleration of maturity;

•	whether the Debt Securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which New Gold will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

•	whether New Gold will be obligated to redeem or repurchase the Debt Securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;

•	whether New Gold may redeem the Debt Securities at its option and the terms and conditions of any such redemption;

•	the events of default and covenants applicable to the Debt Securities;

•	the terms, if any, for any conversion or exchange of the Debt Securities for any other securities;

•	whether New Gold will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

•	the denominations in which New Gold will issue any registered Debt Securities;

•	the place or places New Gold will pay principal, premium, if any, and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer or exchange;

•	whether New Gold will make payments on the Debt Securities in a currency or currency unit other than U.S. dollars or by delivery of its Common Shares or other property;

•	material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Debt Securities;

•	whether payments on the Debt Securities will be payable with reference to any index or formula;

•	whether the payment of the Debt Securities will be guaranteed by any other person;

•	whether New Gold will issue the Debt Securities as unregistered securities (with or without coupons), registered securities or both; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

New Gold may issue Debt Securities with terms different from those of Debt Securities previously issued.

Modifications

New Gold may modify the indenture without the consent of the holders of the Debt Securities to cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions, in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any. Other amendment provisions will be as indicated in the applicable Prospectus Supplement.

Subscription Receipts

Subscription Receipts may be offered separately or together with Common Shares, Debt Securities or Warrants, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement (a “Subscription Receipt Agreement”) that will be entered into between New Gold and the escrow agent (the “Escrow Agent”) at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

Terms of the Subscription Receipts

The Subscription Receipt Agreement will provide each initial Canadian purchaser of Subscription Receipts with a non-assignable contractual right of rescission following the issuance of any underlying Securities to such purchaser upon the exchange of the Subscription Receipts if this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (Ontario). This contractual right of rescission will entitle such initial Canadian purchaser to receive the amount paid for the Subscription Receipts upon surrender of the underlying Securities issued in exchange therefor, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser on the open market or otherwise.

The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the Subscription Receipt Agreement will be filed by New Gold with securities regulatory authorities in the provinces and territories of Canada and the United States after it has been entered into by New Gold and will be available on its SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

This section describes the general terms that will apply to any Subscription Receipts being offered. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	conditions (the “Release Conditions”) for the exchange of Subscription Receipts into underlying Securities, and the consequences of such conditions not being satisfied;

•	the procedures for the exchange of the Subscription Receipts into underlying Securities;

•	the number of underlying Securities to be exchanged for each Subscription Receipt;

•	the currency or currency unit for which Subscription Receipts may be purchased and the aggregate principal amount, currency or currencies, denominations and terms of the series of underlying Securities that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the dates or periods during which the Subscription Receipts may be exchanged into underlying Securities;

•	the identity of the Escrow Agent;

•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon (the “Escrowed Funds”) pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to New Gold upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

•	procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

•	the securities exchange(s) on which the Subscription Receipts will be listed, if any; and

•	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the underlying Securities to be received on the exchange of the Subscription Receipts.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to New Gold (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that New Gold may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Warrants

The following sets forth certain general terms and provisions of the Warrants. New Gold may issue Warrants for the purchase of Common Shares, Debt Securities or other Securities. Warrants may be issued independently or together with Common Shares, Debt Securities, Subscription Receipts or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under a warrant agreement between New Gold and a warrant agent that New Gold will name in the applicable Prospectus Supplement.

Terms of the Warrants

Each initial Canadian purchaser of Warrants that are exercisable within 180 days of the date of purchase will have a non-assignable contractual right of rescission following the issuance of any securities to such purchaser upon the exercise of the Warrants if this Prospectus, the Prospectus Supplement under which the Warrants are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (Ontario). This contractual right of rescission will entitle such initial Canadian purchaser to receive the amount paid for the Warrants upon surrender of the securities issued on the exercise thereof, including any amount paid by such original holder in connection with such exercise, provided that such remedy for rescission is exercised within 180 days from the date of the purchase of such Warrants under the applicable Prospectus Supplement. This right of rescission will not extend to any holders of Warrants who acquire such Warrants from an initial purchaser on the open market or otherwise.

The applicable Prospectus Supplement will include details of the warrant agreement(s) covering the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of the warrant agreement will be filed by New Gold with securities regulatory authorities in the provinces and territories of Canada and the United States after it has been entered into by New Gold and will be available on New Gold’s SEDAR+ profile at www.sedarplus.ca.

This section describes the general terms that will apply to any Warrants being offered. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Warrants that will be described in the related Prospectus Supplement will include, where applicable:

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	the designation, number and terms of the Common Shares, Debt Securities or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable;

•	the designation and terms of any securities with which the Warrants are issued;

•	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•	the currency or currency unit in which the exercise price is denominated;

•	whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	any rights, privileges, restrictions and conditions attaching to the Warrants; and

•	any other specific terms.

Modifications

New Gold may amend any warrant agreement and the Warrants without the consent of the holders of the Warrants in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Enforceability

The warrant agent will act solely as agent of New Gold. The warrant agent will not have any duty or responsibility if New Gold defaults under the warrant agreements or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, enforce, by appropriate legal action on its own behalf, the holder’s right to exercise the holder’s Warrants.

Units

The following sets forth certain general terms and provisions of the Units. New Gold may issue Units composed of one or more of the other Securities in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Terms of the Units

Any Prospectus Supplement for Units supplementing this Prospectus will contain the terms and other information with respect to the Units being offered thereby, including, where applicable:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

•	the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

•	the securities exchange(s) on which such Units will be listed, if any; and

•	any other specific terms of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

Modifications

New Gold may amend the unit agreement and the Units, without the consent of the holders of the Units, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Units. Other amendment provisions will be as indicated in the applicable Prospectus Supplement.

Prior Sales

Prior sales information will be provided, as required, in each Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

Trading Prices and Volumes

Trading prices and volumes of the Common Shares will be provided, as required, in each Prospectus Supplement to this Prospectus.

Plan of Distribution

New Gold may offer and sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and may also sell Securities to one or more other purchasers directly or through agents. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada (other than in Quebec) or the United States, or in both jurisdictions. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), and the proceeds to New Gold from the sale of the Securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to New Gold.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

The Securities may also be sold directly by New Gold in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and New Gold, or through agents designated by New Gold, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commissions payable by New Gold to that agent will be set forth in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from New Gold in the form of commissions, concessions and discounts. Any such commissions payable by New Gold may be paid out of its general funds or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with New Gold to indemnification by New Gold against certain liabilities, including liabilities under applicable securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, New Gold in the ordinary course of business.

In connection with any offering of Securities, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to over-allocate or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

Certain Income Tax Considerations

The applicable Prospectus Supplement may describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax considerations generally applicable to the acquisition, ownership and disposition of any Securities offered thereunder by an investor who is a United States person.

Legal Matters

Unless otherwise specified in a Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on New Gold’s behalf by Davies Ward Phillips & Vineberg LLP in relation to Canadian law and by Paul, Weiss, Rifkind, Wharton and Garrison LLP in relation to United States law. As of the date hereof, partners and associates of Davies Ward Phillips & Vineberg LLP own beneficially, directly or indirectly, less than 1% of any of New Gold’s securities or the securities of any of New Gold’s associates or affiliates.

CEASE TRADE ORDERS OR BANKRUPTCIES

As at the date of this Prospectus, no director or officer of the Company is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that:

(i)     was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)     was subject to an Order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer.

As at the date of this Prospectus, other than as stated below, no director or officer of the Company:

(i)     is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while the director or officer was acting in that capacity, or within a year of the director or officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(ii)     has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer; or

(iii)    has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in making an investment decision.

Patrick Godin was a director and the President and Chief Executive Officer of Stornoway Diamond Corporation (“Stornoway”), a Canadian diamond exploration and production company based in Longueil, Quebec, until November 1, 2020. On September 9, 2019, Stornoway and its subsidiaries filed and obtained an initial order from the Superior Court of Quebec (Commercial Division) (“Quebec Superior Court”) for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to restructure its business and financial affairs. Under the terms of the initial order, Deloitte Restructuring Inc. was appointed as monitor to oversee the CCAA proceedings and report to the Quebec Superior Court.

Stornoway received notice of delisting review by the Toronto Stock Exchange on August 22, 2019, and Stornoway’s securities were delisted from the Toronto Stock Exchange effective at the close of market on October 18, 2019. The CCAA process was concluded by order of the Superior Court of Quebec in November 2019 and Stornoway’s operating subsidiary emerged from such process, continuing its operations on a going concern basis after the successful implementation of Stornoway’s restructuring transactions. In November 2019, Stornoway made a voluntary assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada).

Gillian Davidson was a director of Lydian International Limited (“Lydian”) until March 2020. Lydian and certain of its subsidiaries were granted protection under the CCAA on December 23, 2019 and entered into a plan of arrangement with its secured creditors on June 15, 2020. The plan was implemented on July 6, 2020 pursuant to a sanction and interim order. The Ontario Securities Commission issued a cease trade order against Lydian on June 9, 2020 for failing to file its periodic disclosure for the period ending March 31, 2020. The cease trade order remains in effect and will remain in effect until the dissolution and wind up of Lydian is completed.

Interests of Qualified Persons

Each of Alexander Alousis, Kenneth Bocking, Yohann Bouchard, Jason Chiasson, Andrew Croal, Charles Gagnon, Holger Krutzelmann, Eric Lecomte, Normand L. Lecuyer, Michele Della Libera, Francis J. McCann, Vincent Nadeau-Benoit, Dinara Nussipakynova, Joshua Parsons, David W. Rennie, Edward Saunders, Mohammad Taghimohammadi, Justin Taylor, Luis Vasquez, Sitotaw Yirdaw and Andre Zerwer is a person who has reviewed or supervised the preparation of information upon which certain scientific and technical information relating to New Gold’s mineral properties contained or incorporated by reference in this Prospectus is based. None of such persons received or will receive a direct or indirect interest in any property of New Gold or any of its associates or affiliates. As of the date hereof, each of such persons owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of New Gold. Each of Alexander Alousis, Yohann Bouchard, Jason Chiasson, Andrew Croal, Michele Della Libera, Vincent Nadeau-Benoit, Joshua Parsons, Mohammad Taghimohammadi and Sitotaw Yirdaw is a qualified person who is or was at the relevant time an officer or employee of New Gold and/or an officer, director or employee of one or more of its associates or affiliates.

Auditor

Deloitte LLP is independent of New Gold within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States). The offices of Deloitte LLP are located at 8 Adelaide Street West, Suite 200, Toronto, Ontario, Canada M5H 0A9.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, British Columbia, Canada V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1.

Documents Filed as Part of the Registration Statement

The following documents have been or will be filed with the SEC as part of New Gold’s registration statement: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of Deloitte LLP; (iii) the consent of each “qualified person” for the purposes of NI 43-101 listed on the Exhibit Index of the registration statement; (iv) the power of attorney of the directors and officers of New Gold; and (v) the form of debt indenture. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

Well-known Seasoned Issuer

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada independently adopted a series of substantively harmonized blanket orders, including Ontario Instrument 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order), as extended by Ontario Rule 44-502 – Extension to Ontario Instrument 44-501 Certain Prospectus Requirements for Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. New Gold has determined that, on the date hereof, it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.